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
------------                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                                  OMB APPROVAL
   FORM 3                               Washington, D.C. 20549                                       ----------------------------
------------                                                                                          OMB Number        3235-0104
                                                                                                      Expires:  December 31, 2001
                         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                     Estimated average burden
                                                                                                     hours per response. . . .0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
             Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
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1. Name of Address of Reporting Person*     2. Date of Event Re-   4. Issuer Name and Ticker of Trading Symbol
                                               quiring Statement
    PACIFIC LIFE INSURANCE COMPANY (1)         (Month/Day/Year)       SCOTTISH ANNUITY & LIFE HOLDINGS, LTD.  (SCOT)
------------------------------------------                          ----------------------------------------------------------------
  (Last)                      (First)             12/31/01         5. Relationship of Reporting Person(s)  6. If Amendment, Date
                                                                      to Issuer                               of Original(Month/
                                                                      (Check all applicable)                  Day/Year)

                                            ---------------------                                          -------------------------
                                            3. IRS or Social Se-            Director        x    10% Owner 7. Individual or Joint/
                                               curity Number of     --------             --------             Group Filing (Check
      700 Newport Center Drive                                                                                Applicable Line)
------------------------------------------     Reporting Person
              (Street)                         (Voluntary)                  Officer               Other       ---- Form filed by One
                                                                    --------(give title  -------- (specify         Reporting Person
                                                                            below)                below)
                                                                                                               x
                                                                                                              ---- Form filed by
                                                                                                                   More than One
                                                                                                                   Reporting Person


 Newport Beach      California      92660
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  (City)              (State)       (Zip)

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                        Table I -- Non-Derivative Securities Beneficially Owned

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1. Title of Security                                  2. Amount of Securities     3. Ownership         4. Nature of Indirect
   (Instr. 4)                                            Beneficially Owned          Form: Direct         Beneficial Ownership
                                                           (Instr. 4)                (D) or Indirect      (Instr. 5)
                                                                                     (I)(Instr.5)
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  Ordinary Shares, $0.01 par value                            4,532,380                 D(2)

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
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1. Title of Derivative      2. Date Exercisable     3. Title and Amount of Securities  4. Conversion  5. Ownership  6.Nature of
   Security (Instr. 4)         and Expiration          Underlying Derivative Security     or Exercise    Form of      Indirect
                               Date                    (Instr. 4)                         Price of       Derivative   Beneficial
                               (Month/Day/Year)                                           Derivative     Security:    Ownership
                                                                                          Security                    (Instr. 5)

                           ---------------------------------------------------------
                           ---------------------------------------------------------
                                                                             Amount                      Direct (D)
                            Date Exer-  Expiration                           or                          or
                            cisable     Date              Title              Number                      Indirect (I)
                                                                             of                          (Instr. 5)
                                                                             Shares
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Options(3)                  1/01/02     12/31/11     Ordinary Shares         20,000                          D(2)
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Explanation of Responses:
     (1) Pacific Life Insurance Company ("Pacific Life") is filing this Form 3 on behalf of itself and on behalf of Pacific LifeCorp
     ("PL Corp") and Pacific Mutual Holding Company ("PMHC"). Pacific Life is a direct, wholly owned subsidiary of PL Corp, and PL
     Corp is a direct, wholly owned subsidiary of PMHC. The address for each of PL Corp and PMHC is the address appearing in item 1 above.
     (2) Pacific Life is the owner of record of the ordinary shares and options listed above. PL Corp is an indirect beneficial owner of the ordinary shares listed above by reason of its ownership of 100% of the issued and outstanding capital stock of
     Pacific Life, and PMHC is an indirect beneficial owner of the ordinary shares listed above by reason of its ownership of 100%
     of the issued and outstanding capital stock of PL Corp.
     (3) Two executive of Pacific Life were granted the options listed above in connection with their election to the Board of
     Directors of Scottish Annuity & Life Holdings, Ltd. In accordance with Pacific Life policy which prohibits Pacific Life executives from receiving direct, personal benefits from Pacific Life investments, the two executives transferred the options to Pacific Life immediately upon receipt of the options. The options grants are effective as of 1/01/02.


                                                                           /s/ KHANH T. TRAN
                                                                           ----------------------------------
                                                                           Khanh T. Tran , on behalf of PMHC,
                                                                                PL Corp and Pacific Life

**     Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C.
       1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient,
       See Instruction 6 for procedure.
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